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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

eXegenics Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
301610101
(CUSIP Number)
Steven D. Rubin
4400 Biscayne Boulevard
Suite 1500
Miami, FL 33137
(305) 575-6015
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 9, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	301610101	Page	2	of	8

1	NAMES OF REPORTING PERSONS: The Frost Group, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-5811653

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,490,546 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

15,490,546 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,490,546 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	301610101	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Frost Gamma Investments Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
46-0464745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,490,546 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

15,490,546 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,490,546 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	301610101	Page	4	of	8

1	NAMES OF REPORTING PERSONS: Phillip Frost, M.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,490,546 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

15,490,546 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,490,546 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	301610101	Page	5	of	8

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Shares”), of eXegenics Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1250 Pittsford-Victor Road, Pittsford, NY 14534.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly on behalf of The Frost Group, LLC, a Florida limited liability company (“Frost Group”), Frost Gamma Investments Trust, a trust formed under the laws of the State of Florida (“Frost Trust”) and the controlling member of Frost Group, and Phillip Frost, M.D. (“Dr. Frost”), an individual residing in the State of Florida and the sole trustee of Frost Trust. Frost Group, Frost Trust and Dr. Frost are collectively referred to herein as the “Reporting Persons.” The principal business address of the Reporting Persons is 4400 Biscayne Blvd., Suite 1500, Miami, FL 33137.

Each of Frost Group and Frost Trust is an entity formed for the purpose of making and holding investments. The Officers of Frost Group are Dr. Frost, President and Chairman, Mr. Steven D. Rubin, Vice President and Secretary, Mr. Rao Uppaluri, Vice President and Treasurer, and Ms. Jane Hsiao, Vice President. Dr. Frost is a United States citizen whose present principal occupation is private investor.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price for the Shares acquired by Frost Group on February 9, 2007, was $6,863,000. The source and amount of funds or other consideration used in acquiring the Shares consists of working capital of Frost Group.

Item 4.	Purpose of Transaction

On August 14, 2006, Frost Group entered into a stock purchase agreement, as amended (the “Stock Purchase Agreement”), with the Issuer whereby Frost Group agreed to purchase from the Company 15,490,546 Shares of Common Stock for an aggregate purchase price of $6,863,000, or 44.30 cents per Share, subject to certain adjustments based on the Issuer’s stockholders’ equity on the closing of the Share sale. The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is incorporated herein as Exhibit 1.

CUSIP No.	301610101	Page	6	of	8

The closing of the Share purchase under the Purchase Agreement, which was subject to various conditions, including approval by the Company’s stockholders, occurred on February 9, 2007. The Shares acquired were offered and sold in reliance upon an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) for “transactions by an issuer not involving a public offering” and Rule 506 of Regulation D of the Securities Act.

On February 9, 2007, Frost Group entered into a Voting Agreement with the Issuer pursuant to which Frost Group agreed to vote its Shares for the election of John Paganelli and Robert Baron as directors of the Issuer. The Voting Agreement continues for a period of three years. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed herewith as Exhibit 2.

Frost Group acquired the Shares for investment purposes, in order to obtain a significant holding in a publicly traded company which could serve as a vehicle for acquisitions of or investments in operating companies. Upon the closing of the Stock Purchase Agreement, Robert Benou and David Lee Spencer resigned from the board of directors of Issuer. On February 9, 2007, as contemplated under the Stock Purchase Agreement, Mr. Steven D. Rubin, Ms. Jane Hsiao. and Mr. Rao Uppaluri were elected directors of Issuer. Each of Messrs. Rubin and Uppaluri and Ms. Hsiao are minority members and officers of Frost Group.

The Reporting Persons currently plan to promptly propose to the Issuer’s Board of Directors one or more potential acquisition opportunities they have identified, some of which the Reporting Persons have ownership interests in or are affiliated with. The consideration to be issued in connection with any such acquisitions, if not cash, may consist of Shares of Common Stock or preferred stock of Issuer and/or derivative securities of Issuer, in which case, one or more of the Reporting Persons or their affiliates would acquire additional securities of the Issuer in the case of acquisitions of affiliated entities. Any such acquisition would result in a change in the Issuer’s business and may also result in a further change in the composition of or membership on the Issuer’s Board of Directors or in executive management.

Any of the Reporting Persons may acquire additional shares of Common Stock or other securities of the Company (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. Alternatively, each Reporting Person reserves the right to dispose or cause the disposal of some or all of the Shares in the open market, in privately negotiated transactions or otherwise, in each case subject to applicable securities laws. In addition, each Reporting Person may purchase or sell options on securities of the Company and may have a short position in such securities. The possible activities of the Reporting Persons are subject to change at any time.

Except as described in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events enumerated it subsections (a)-(j) of Item 4.

Item 5.	Interest in Securities of the Issuer

Frost Group beneficially owns 15,490,546 Shares of Common Stock. The 15,490,546 Shares of Common Stock beneficially owned by Frost Group constitute 41.3% of the Issuer’s outstanding Shares of Common Stock, based upon 36,531,593 Shares of Common Stock and 1,002,017 shares of Series A preferred stock outstanding as of February 9, 2007 and calculated in accordance with Rule 13d-3(d). Frost Group shares the power to vote and the power to dispose such Shares with Frost Trust and Dr. Frost.

CUSIP No.	301610101	Page	7	of	8

Frost Trust, as the controlling member of Frost Group, may be deemed to beneficially own the 15,490,546 Shares of Common Stock owned by Frost Group.

Dr. Frost, as the sole trustee or Frost Trust, which is the controlling member of Frost Group, may be deemed to beneficially own the 15,490,546 Shares of Common Stock owned by Frost Group.

Except for the Shares acquired pursuant to the Stock Purchase Agreement (as described in Item 4), no transactions in Common Stock of the Issuer were effected by any Reporting Person during the past 60 days.

Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares beneficially owned.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

See Item 4 regarding Stock Purchase Agreement and Voting Agreement.

Except as identified herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, or the division of profits or losses.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1	Stock Purchase Agreement, dated as of August 14, 2006, by and between the Company and the Investors named therein, and Amendment to Stock Purchase Agreement, dated as of November 30, 2006 (incorporated by reference to Annex A to the Company’s Proxy Statement dated December 27, 2006)

Exhibit 2	Voting Agreement, dated as of February 9, 2007, between the Issuer and Frost Group

Exhibit 3	Joint Filing Agreement, dated as of February 15, 2007, by and among the Reporting Persons

CUSIP No.	301610101	Page	8	of	8
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2006	The Frost Group, LLC
	By:	/s/ Steven D. Rubin
		Name:	Steven D. Rubin
		Title:	Vice President

Frost Gamma Investments Trust
	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.
		Title:	Sole Trustee

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Individually